# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIOVIE INC., CIK 0001580149
CUSIP: 09074F405
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 680 W NYE LANE, SUITE 201, CARSON CITY, Nevada (NV), 89703
Date of event which requires filing of this statement: 06/25/2025
Filed by CIK 0001797168
Persons authorized to receive notices and communications: Terren S. Peizer, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Group Holdings, LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321

## Reporting persons
- ACUITAS GROUP HOLDINGS, LLC (CIK 0001797168): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 3,043,574; sole dispositive power 0; shared dispositive power 3,043,574; aggregate amount beneficially owned 3,043,574 (15.8% of the class)
  Comment: + Unless stated otherwise, all share amounts, exercise and conversion prices and similar amounts herein reflect and give effect to the Company's 1:10 reverse stock split, effective on August 6, 2024 (the "August 2024 Reverse Stock Split"), as described in Item 5 below.
  
  * Based on 19,297,999 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 18,570,726 shares of Common Stock outstanding as of June 2, 2025, as reported by the Issuer in the Definitive Proxy Statement with respect to its Special Meeting of Stockholders filed with the SEC on June 2, 2025 (the "FY25 DEF14A"), and (ii) 727,273 shares of Common Stock issuable to Acuitas upon exercise of a warrant previously issued to Acuitas in July 2022 (the "Warrant").
- TERREN S. PEIZER (CIK 0000904534): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 3,050,394; shared voting power 0; sole dispositive power 3,050,394; shared dispositive power 0; aggregate amount beneficially owned 3,050,394 (15.8% of the class)
  Comment: + Unless stated otherwise, all share amounts, exercise and conversion prices and similar amounts herein reflect and give effect to the August 2024 Reverse Stock Split, effective on August 6, 2024, as described in Item 5 below.
  
  * Based on 19,304,499 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 18,570,726 shares of Common Stock outstanding as of June 2, 2025, as reported in the FY25 DEF14A, (ii) 727,273 shares of Common Stock issuable to Acuitas upon exercise of the Warrant, and (iii) an aggregate of 6,500 shares of Common Stock underlying options previously granted to Mr. Peizer, which options automatically became fully vested and exercisable as of March 2, 2023 (the "Options").

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BIOVIE INC.
Address of issuer's principal executive offices: 680 W NYE LANE, SUITE 201, CARSON CITY, Nevada (NV), 89703
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company ("Acuitas"), and Terren S. Peizer ("Mr. Peizer" and, together with Acuitas, the "Reporting Persons") on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020, Amendment No. 3 filed on April 27, 2021, Amendment No. 4 filed on May 10, 2021, Amendment No. 5 filed on June 11, 2021, Amendment No. 6 filed on July 15, 2022, Amendment No. 7 to Schedule 13D filed on August 16, 2022, Amendment No. 8 to Schedule 13D filed on March 7, 2023, Amendment No. 9 to Schedule 13D filed on March 10, 2023 and Amendment No. 10 to Schedule 13D filed on June 21, 2024 (as so amended, the "Original Statement" and, as amended and supplemented by this Amendment, the "Statement"), relating to the Class A common stock, par value $0.0001 per share ("Common Stock"), of BioVie Inc., a Nevada corporation (the "Company" or "Issuer"). Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

## Item 2. Identity and Background
Criminal convictions in the last five years:
Item 2 of the Statement is hereby amended and supplemented by adding the following:

"On June 23, 2025, Mr. Peizer was sentenced to 42 months imprisonment and 3 years of supervised release on these counts. He has filed a notice of appeal on June 25, 2025.

Other than as set forth above, during the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

"(a) and (b)

Except as otherwise expressly set forth in this Amendment, all amount of Shares, as well as the various exercise prices, conversion prices and similar amounts, reported in this Statement, reflect and give effect to the Company's 1:10 reverse stock split, effective on August 6, 2024 (the "August 2024 Reverse Stock Split"). For the avoidance of doubt, none of the amounts of Shares, or exercise prices, conversion prices and similar amounts, reported in this Statement, reflect and give effect to the Company's 1:10 reverse stock split that will become effective on 12:01 a.m., Eastern Time, on July 7, 2025, as reported by the Company on the Current Report on Form 8-K filed with the SEC on June 27, 2025.

Acuitas

All percentages of shares of Common Stock contained herein with respect to Acuitas are based on 19,297,999 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 18,570,726 shares of Common Stock outstanding as of June 2, 2025, as reported by the Issuer in the Definitive Proxy Statement with respect to its Special Meeting of Stockholders filed with the SEC on June 2, 2025 (the "FY25 DEF14A"), and (ii) 727,273 shares of Common Stock issuable to Acuitas upon exercise of a warrant previously issued to Acuitas in July 2022 (the "Warrant").

As of the date hereof, Acuitas may be deemed to have beneficial ownership of 3,043,574 shares of Common Stock, consisting of (i) an aggregate of 2,316,301 shares of Common Stock held directly by Acuitas and (ii) 727,273 shares of Common Stock issuable to Acuitas upon exercise of the Warrant.

The shares of Common Stock beneficially owned by Acuitas represents approximately 15.8% of the total number of shares of Common Stock deemed outstanding. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all 3,043,574 shares of Common Stock with Mr. Peizer.

Mr. Peizer

All percentages of shares of Common Stock contained herein with respect to Mr. Peizer are based on 19,304,499 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 18,570,726 shares of Common Stock outstanding as of June 2, 2025, as reported in the FY25 DEF14A, (ii) 727,273 shares of Common Stock issuable to Acuitas upon exercise of the Warrant, and (iii) an aggregate of 6,500 shares of Common Stock underlying options previously granted to Mr. Peizer, which options automatically became fully vested and exercisable as of March 2, 2023 (the "Options").

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of 3,050,394 shares of Common Stock, consisting of (i) an aggregate of 2,316,301 shares of Common Stock held directly by Acuitas, (ii) an aggregate of 320 shares of Common Stock held directly by Mr. Peizer, (iii) 727,273 shares of Common Stock issuable to Acuitas upon exercise of the Warrant, and (iv) an aggregate of 6,500 shares of Common Stock underlying the Options.

The shares of Common Stock beneficially owned by Mr. Peizer represents approximately 15.8% of the total number of shares of Common Stock deemed outstanding. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all 3,050,934 shares of Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose:
"The shares of Common Stock beneficially owned by Acuitas represents approximately 15.8% of the total number of shares of Common Stock deemed outstanding. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all 3,043,574 shares of Common Stock with Mr. Peizer.

The shares of Common Stock beneficially owned by Mr. Peizer represents approximately 15.8% of the total number of shares of Common Stock deemed outstanding. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all 3,050,934 shares of Common Stock."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby supplemented with the following:

"The Reporting Persons had no transactions in the securities of the Company during the past sixty days."

## Signatures
- ACUITAS GROUP HOLDINGS, LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, CHAIRMAN (06/30/2025)
- TERREN S. PEIZER: /s/ Terren S. Peizer, TERREN S. PEIZER (06/30/2025)